NUPORT GROUP, INC.

502 East John Street
Carson City, Nevada 89706

January 26, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Attention: Donna Levy.

Dear Ms. Donna Levy:

Re:	Nuport Group, Inc. (the “Company”)
Registration Statement on Form SB-1, File No. 333-138394

In response to your phone call of January 25, 2007, we have made changes to our filing and resubmitted the SB-1 as a third amendment.

The Changes made include:

  Removal of the fourth paragraph beginning, “Neither the Securities and Exchange Commission…” as this paragraph is a duplicate of the seventh paragraph on the same page.
  Removal of the fifth paragraph beginning, “The information in this…” as this paragraph is a duplicate eighth paragraph on the same page.
  Removal of the sixth paragraph beginning, “Shares offered by…” This line is not the heading to the table, as per your phone comments, but is simply an erroneously duplicated line. The table has its own headings and these are correctly formatted.

Thank you for your assistance. I trust these changes are complete, but if there are other changes required please call.

Very truly yours,
Nuport Group Inc.
_____________________________
Lorne Chomos

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)